February 16, 2006

Via U.S. Mail

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 North Wacker Drive
Suite 500
Chicago, IL  60606

	Re:	Whitehall Jewellers, Inc.
Schedule 14D-9
		Filed February 13, 2006
		SEC File No. 5-46037

Dear Ms. FitzSimon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9
1. It does not appear that Whitehall Jeweller`s has complied with Rule
13e-3(d), (e) and (f) as a result of it`s recommendation of the Offer made by and the execution of the Agreement and Plan of Merger with Prentice Capital Management, L.P., et al. See Q&A K.2. in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, located at www.sec.gov. Accordingly, please file a
Schedule 13E-3 that reflects the disclosure required pursuant to that schedule or revise your Schedule 14D-9 to ensure that it addresses the disclosure required pursuant to Schedule 13E-3 and, pursuant to Instruction F of that Schedule, incorporate the disclosure you provide in your revised Schedule 14D-9. Please also ensure that you disseminate this information to your shareholders. We may have further comments upon receipt of your response.

Item 3. Past Contacts, Transactions, Negotiations and Agreements,
page
3
2. Refer to your discussion under "Other Interests of Certain Directors and Executive Officers," where you direct readers to the discussion that appears in your proxy statement regarding the "change of control" provisions that will be triggered under Messrs. Desjardins and Patinkin`s severance agreements. Revise this discussion to quantify, both individually and in the aggregate, the change-in-control payments payable to these officers in connection with this transaction, pursuant to the terms of the agreements that are summarized in the proxy statement.
Item 4.  The Solicitation or Recommendation, page 6

      (b) Background of the Offer; Reasons for Recommendation, page 6

	(i) Background, page 6

3. We note that the Board of Directors concluded not to proceed further with the financing that was contemplated in March, 2005.
Please revise to explain why not.

4. We note that you had "discussions with potential buyers" after the death of Mr. Patinkin. How were these potential buyers put into contact with you or how you were put into contact with them? Similarly, explain why they "decided not to present proposals."

5. We note that you and your financial advisors "continued to contact various parties about a potential business combination, as well as other possible financing alternatives" in early 2005. Please revise to disclose how discussions proceeded, if at all, with the other parties and what alternatives were discussed. Similarly, you mention that you initiated and engaged in discussions with Prentice, among others, regarding a proposed bridge loan financing in September 2005.
What happened with the other parties you engaged in discussions with?

6. Elaborate upon the proposals that were made by Newcastle to address what consideration was given to them by the Board. For example, what happened with the proposals made by Newcastle on September 7, 12 and
18, 2005?

7. Elaborate upon the Special Committee`s determination that the "economics of the Prentice offer...were at least somewhat superior to that of Newcastle..." Quantify the special committee`s findings, if possible. Similarly, please elaborate upon the "relative merits of the Prentice Term Sheet and the revised proposal from Newcastle" that were discussed on September 29, 2005.

(ii) Reasons for the Recommendation, page 27
8. Please revise to elaborate upon the reasons why the Board deemed the offer fair instead of just citing factors that the board considered before recommending the offer and explain how each factor supports or does not support the decision to reject the offer.
For
example, indicating that "the business and financial prospects of the
Company as an independent company, and the risks and uncertainties associated with the Company`s financial position" without disclosing how these factor assisted the Board in recommending the offer is of limited utility to security holders. Please revise.

9. Please expand the second bullet point to explain how the historical and recent market prices of Shares contributed to the Board`s decision to recommend the offer.
10. We note your indication that Duff & Phelps reviewed and considered certain financial projections of Whitehall. Considering the going private nature of this transaction, any non-public information used by
Duff & Phelps in formulating its fairness opinion should be summarized in the filing. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found
Duff & Phelps`s reliance upon those materials to be reasonable.
11. With respect to the analyses conducted by Duff & Phelps, we suggest that you take each analysis to the next step. In other words, quantify the analyses if possible, such as the Analysis of Potential
Impact on Senior Credit Facility and Analysis of Proposed
Transaction
Fees. With respect to the analyses for which you have provided a range, consider providing additional detail disclosing how you arrived at that range. Discuss what the range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair.

Annex III

12. We note that the opinion has been addressed "solely for the Board of Directors" and the limitation on reliance by shareholders that this language implies. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority, disclose that a court will resolve the availability of such a defense.
Also
disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Whitehall under applicable laws. Further, disclose that the availability of such a legal defense to either financial advisor would have no effect on the rights and responsibilities of the of the company`s board of directors under the federal securities laws.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the subject company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the subject company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the subject company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

							Sincerely,


							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

cc via facsimile at 212- 839-5599:

Lori Anne Czepiel, Esq.
Sidley Austin LLP
Whitehall Jewellers, Inc.
February 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE